

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Patrick Shannon
Chief Financial Officer
Allegion plc
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re: Allegion plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 18, 2020**
> **Form 8-K filed February 18, 2020**
> **File No. 1-35971**

Dear Mr. Shannon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services